COOPER INVESTORS PTY LIMITED
8 Exhibition Street, Level 12
Melbourne VIC 3000, Australia

October 15, 2024

Frontier Communications Parent, Inc.
1919 McKinney Avenue
Dallas, Texas 75201
Attention: Board of Directors

Dear Members of the Board,

Cooper Investors Pty Limited (together with its affiliates, "Cooper Investors," "we" or "us") is an Australia-based global investment manager with approximately $7 billion in funds under management.[1] We are a long-term oriented, employee-owned and operated investor with a successful track record spanning more than 20 years. We have been stockholders of Frontier Communications Parent, Inc. ("Frontier" or the "Company") since 2021 and currently own approximately 800,000 of the Company's shares.

Our approach is to identify and invest behind leaders that exhibit focus and domain expertise, combined with opportunity. This is what attracted us to Frontier – the opportunity on offer from building "Gigabit America" and the team in place to execute it. We believe this remains true today and that stockholders will benefit far more from Frontier remaining as a standalone company rather than being acquired by Verizon Communications Inc. ("Verizon") for $38.50 per share (the "Proposed Transaction").

We have always appreciated the dialogue we have maintained with Frontier's management, including our most recent visit to Dallas this past June with the Company's Chief Financial Officer Scott Beasley, which is why we were disappointed to learn that, at the direction of the Company's Board of Directors (the "Board"), management will not be speaking with investors until after the upcoming stockholder vote on the Proposed Transaction. As such, we are writing today to express our strong opposition to the Proposed Transaction.

We believe Verizon's $38.50 per share offer (the "Offer Price") significantly undervalues Frontier as a standalone entity and fails to adequately compensate stockholders for the anticipated synergies that would be created by the transaction.

Accordingly, we intend to vote our shares against the Proposed Transaction and encourage our fellow stockholders to do the same.

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[1] U.S. dollars are used throughout.

Management's execution has substantially de-risked the investment

Since the Company's August 5, 2021 Investor Day (the "2021 Investor Day"), President & Chief Executive Officer Nick Jeffery and his team have made significant progress in executing the announced strategy, substantially de-risking the investment across key dimensions, namely:

- **Capital expenditure**: at the 2021 Investor Day, 96% of the fiber deployment was to be constructed; however, by the end of 2024, it is forecasted to be just 33% to go and will be achieved at an acceptable cost through an inflationary period.[2]

- **Funding**: at the 2021 Investor Day, the build was effectively unfunded, but today the asset-based securitization market[3] provides a clear path to fully fund the remainder of the build.

- **Penetration**: the base fiber network provides strong signals around fiber's customer proposition and likely end state penetration levels of the expansion fiber.[4]

With these core risks substantially reduced, we believe the business is on the cusp of entering the most rewarding period for stockholders as the fiber deployment risks decline and cash flows increase. It is because of this we were surprised the Board decided to sell the Company at this juncture at a price that does not appear to fully account for the significant future value we believe is about to begin accruing to stockholders.

We believe Frontier's standalone value is 24-62% above the Offer Price

Based on Frontier's own projections[5] and relevant trading comparisons, we believe that the Company remains a compelling investment as a standalone entity.

Frontier does not require strategic partners. To the contrary, the Company has the strategy, expertise and access to funding to complete the planned network build to 10 million fiber passings.

Given the required regulatory approvals, even assuming stockholder approval is promptly received, the Proposed Transaction is not expected to close until the first quarter of 2026.[6] Frontier is also on track to complete the network upgrade in mid-2026.[7] Due to this, 2026 metrics are the appropriate inputs into valuation – 10 million fiber passings[8] and EBITDA of

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[2] *We continue to expect future passings to cost approximately $1,000 to $1,100 per location, resulting in a total project spend in the $1,000 range per location passed* - Scott Beasley, Frontier CFO, 2023 Q4 Earnings Call on February 23, 2024.

[3] As demonstrated by the Company's August 2023 and July 2024 securitization transactions.

[4] Penetration of Frontier's base fiber footprint increased to 45.3% at the end of June 2024, up from 44.5% at the end of 2023. Source: Frontier Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 ("FY2024 Q2 10-Q") and Frontier Annual Report on Form 10-K for the year ended December 31, 2023 ("FY2023 10-K") (see Appendix).

[5] See the Standalone Case as described in Frontier's definitive merger proxy statement filed on October 7, 2024 (the "Merger Proxy").

[6] Source: Merger Proxy.

[7] *Frontier intends to maintain its plan to build out 2.8 million passings and reach its goal of 10 million locations by 2026* – Hans Vestberg, Verizon CEO, September 5, 2024 Frontier Acquisition Webcast.

[8] Source: Merger Proxy.

$2.6 billion.[9] We note that according to Frontier's own projections, EBITDA will continue to grow strongly beyond 2026, as the ramp-up period from when fiber is deployed to mature EBITDA is several years and the majority of the expansion fiber will still be maturing at the expected time of close of the Proposed Transaction.[10]

The independent valuations contained in the Merger Proxy reference Charter Communications Inc., Cable One, Inc., Shenandoah Telecommunications Company and WideOpen West, Inc. as relevant company peers. However, this group consists predominantly of inferior "legacy cable" companies whose businesses are in structural decline and losing market share. Three of these companies are forecasted to only marginally grow EBITDA over the 2024 to 2027 period, compared to Frontier's expected 10% annualized EBITDA growth over the same three years.[11]

Verizon CEO Hans Vestberg demonstrated fiber's advantage well when articulating Verizon's rationale for acquiring Frontier with the below slide:


Fiber and FWA are winning by providing customer choice
Fiber and FWA taking all industry adds
>100%
of Industry Net Add Growth Last 5 Quarters(1)
0
2022
2023
2024 YTD
Cable
FWA
Fiber
DSL
Verizon will be uniquely positioned in both
~10 million fiber subscribers and +3.8 million FWA between Verizon and Frontier today
Expanding network for myHome and winning Fios offering
Fiber outperforms cable and drives better NPS
8-10x more download capacity(2)
30x faster upload speeds(3)
50% lower latency levels(4)
~60 million customers have access to Verizon's FWA offering
verizon
6
Source: (1) Public disclosures from Verizon, AT&T, T-Mobile, Comcast, Charter, Altice, CenturyLink, FairPoint, and Frontier (2) Fiber 10x10 with SFP vs. DOCSIS 4.0 (ESD) (3) Marketable performance of DOCSIS 3.1 & XGSPON or NGPON2 today (4) Federal Communications Commission data, Jan 2021, as analyzed by Nokia in 'DOCSIS 4.0 and PON compared,' 100-200Mbps tier comparative performance

Source: Verizon Investor Presentation, dated September 5, 2024.

As such, we believe standalone Frontier should be valued at a premium to the comparable EV/EBITDA trading multiples used by Barclays Capital Inc. ("Barclays") and PJT Partners LP ("PJT Partners") to generate their valuations of Frontier in the Merger Proxy.[12]

The average EV/EBITDA multiple of precedent fiber transactions is 14.6x, and fiber assets seldom trade for below 10x EBITDA.[13]

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[9] Source: Frontier Listen Live employee meeting presentation on September 6, 2024 as filed on Form DEFA14A on September 6, 2024 (see Appendix).
[10] Frontier Q1 2023 Earnings Presentation (see Appendix).
[11] Source: FactSet Consensus; Merger Proxy.
[12] PJT Partners and Barclays used EV/EBITDA ranges of 5.5x – 10.6x and 7.25x – 8.50x, respectively.
[13] New Street Research September 8, 2024 (see Appendix).

In our view, when utilizing an appropriate multiple,[14] Frontier should be worth $47.88/share on a standalone basis at the time the transaction is closed, or approximately 24% above the current Offer Price.

Standalone Value Calculation at Transaction Close – EBITDA Multiple

2026 EBITDA ($M)	2,637
EBITDA Multiple (x)	10.0
Enterprise Value ($M)	26,370
Net Debt as at 2026 ($M)[15]	14,216
Equity Value ($M)	12,154
Fully Diluted Shares (M)	253.8
Per Share ($)	**47.88**
vs. $38.50 Offer Price	24%

Source: Company filings and Cooper Investors analysis.

We believe the foregoing provides a lower bound on the standalone value of Frontier but is not necessarily the most accurate valuation. Fixed broadband networks are often valued on an EV/Passing basis.[16] This measure is useful in that it better captures the value of the mature fiber and at the expected close of the Proposed Transaction most of the expansion fiber will still be in ramp-up. Verizon's offer implies a per passing value of $2,399 based on the completed build, even when we exclude the remaining copper assets.

Implied Value per Passing at Transaction Close

Offer Price ($)	38.50
Fully Diluted Shares (M)	253.8
Equity Value ($M)	9,772
Net Debt as at 2026 ($M)	14,216
Enterprise Value ($M)	23,988
Passings (M)	10.0
Implied Value Per Passing ($)	**2,399**

Source: Company filings and Cooper Investors analysis.

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[14] For 2026 we estimate approximately 80% of Frontier's EBITDA to be derived from fiber assets, the remainder from copper. Assuming zero value for the copper assets would imply a 12.5x EV/EBITDA multiple for fiber EBITDA, well below precedent transactions.

[15] Source: Cooper Investors analysis using Standalone Case and Frontier's expected Net Debt as of June 30, 2024 (each as provided in the Merger Proxy) as inputs.

[16] *This values Frontier at…~$2.5K per fiber passing* – 'Putting the band back together' UBS Research dated September 5, 2024; *EV/subscriber and EV/household are common relative valuation methodologies, and particularly relevant for Frontier* – 'Best SMidCap Ideas: Steady Execution Driving EBITDA Upside and Valuation Unlock TD Cowen Equity Research dated June 18, 2024.

As reflected in the following table, this is well below relevant public market trading comparables, transactional comparisons and debt market transactions.

Value per Passing Comparables

Asset	Comparable Type	Value Per Passing ($)[17]
Frontier	Verizon Offer (7.2M Passings 06/30/24)	2,750
Frontier	Verizon Offer (10M Passings in 2026)	2,399
Charter Communications	Public Market Comparable	2,599
Metronet	T-Mobile private transaction July 2024	4,704
Frontier ABS Raise	Debt Market	3,778

Source: Company filings, FactSet, New Street Research and Cooper Investors analysis.

As stated, we believe Frontier's assets are worth a premium to those of "legacy cable" peers described above given the cost and growth advantages of fiber. Even a modest premium of $3,000 per passing (below Frontier's own funding and precedent fiber deals) values Frontier shares at $62.18, which is 62% above the current Offer Price. Note this valuation places no value on the Company's remaining 5 million copper passings.

Standalone Value Calculation at Transaction Close – Per Passing

2026 Passings (M)	10
EV/ Passing ($)	3,000
Enterprise Value ($M)	30,000
Net Debt as at 2026 ($M)	14,216
Equity Value ($M)	15,784
Fully Diluted Shares (M)	253.8
Per Share ($)	**62.18**
vs. $38.50 Offer Price	62%

Source: Company filings and Cooper Investors analysis.

Given the embedded value in Frontier, we question why the Board has agreed to support the Proposed Transaction when the value-maximizing opportunity appears to be remaining as a standalone public company and executing on the current strategy.

Verizon's offer does not reflect the significant value created through the acquisition

In addition to the standalone value outlined above, Verizon's offer does not adequately reflect the material value that would be created through the acquisition.

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[17] *We were able to raise debt at roughly $3,400 per passing* – Scott Beasley, Frontier CFO, March 4, 2024 Raymond James Institutional Investors Conference. We assume a 10% equity cushion.

Verizon has committed to at least $500 million in cost synergies by 2029,[18] which equates to 14% of Frontier's 2029 standalone EBITDA.[19] Churn benefits are also expected to be material[20] and likely equivalent to at least half the identified cost synergies.

There are other material sources of value including Frontier's net operating losses ("NOLs"), which as of 2023 amounted to $4.75 billion[21] (and which may be higher by the time the Proposed Transaction closes), which equates to an approximately $1 billion cumulative cash tax shield. This would be recognized on an accelerated basis under Verizon's ownership.[22]

Finally, Verizon will be able to immediately re-finance Frontier's debt which we believe could save up to $270 million per year.[23] This is also a cost saving that we believe Frontier would be able to access in time as a standalone entity, as the improved cash flow profile of the business would lead to lower cost of debt.

In addition to these synergies, Verizon will be able to economically convert several million additional copper passings to fiber beyond the current 10 million plan.[24] As represented by the "Illustrated Unconstrained Capital Case" set forth in the Merger Proxy, this results in 25% higher EBITDA in 2033.

The aggregate value of the opportunities unlocked via the Proposed Transaction is over $6 billion. We believe at least 50% of this value should be shared with Frontier stockholders, which equates to $12.37 per Frontier share or approximately 32% of the current Offer Price.

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[18] Source: Verizon Investor Presentation, dated September 5, 2024.

[19] Source: Merger Proxy (see Appendix).

[20] *When we do convergence the way Verizon likes it, it tends to be revenue and EBITDA accretive to us. A lot of that relies on the fact that we see a 50% reduction in mobility churn when we bring the two products together in front of the customer and a 40% reduction in fiber churn when we do that.* – Sowmyanarayan Sampath, Verizon EVP and CEO of Verizon Customer Group, September 5, 2024 Frontier Acquisition Webcast.

[21] Frontier FY2023 10-K (see Appendix).

[22] The Proposed Transaction, if completed, would presumably result in an annual limitation under Section 382 of the Internal Revenue Code on the use of Frontier's existing federal NOL carryovers, subject to certain adjustments, and many states generally conform to federal treatment. Without those adjustments, the general annual limit under Section 382 is a percentage (3.42% as of this month as published by the IRS) of the value of Frontier stock upon the acquisition. The adjustments, in particular as relating to additional NOL carryovers allowed in the first five years after the merger under current IRS guidance, would enable Verizon to accelerate the use of Frontier's NOL carryovers otherwise disallowed under the general annual limit.

[23] Calculated based on Frontier's 7% weighted average cost of debt (per Frontier's Q2 2024 earnings presentation), Verizon's 5.1% weighted average cost of debt (per Verizon's 10-Q filed July 25, 2024) and Frontier's expected Net Debt of $14.2 billion in 2026.

[24] *And we've said for the last year or two that for the additional 5 million locations, we thought that 1 million to 2 million had similar characteristics to the original 10 million…and have attractive IRRs…And then the final 3 million to 4 million, a good portion of those would be eligible for BEAD…So there are multiple ways to exceed the 10 million.* – Scott Beasley, Frontier CFO, June 1, 2024 TD Cowen Technology and Media Conference.

Synergies Value

Synergy	Cash Flow ($M)	Comment	Value ($M)[25]
Identified Cost Synergies	500	Ongoing	2,301
Revenue/Churn Synergies	241	Ongoing	791
Additional Copper Upgrades	1,100	Ongoing	1,815
Debt-refinancing	270	Ongoing	1,104
Tax Assets	998	Cumulative over three years	867
Cost to achieve	-600	One-off	-600
			6,282
Frontier share @ 50%			3,141
Fully Diluted Shares (M)			253.8
Per Share			**12.37**
vs Offer $38.50 Price			32%

Source: Company filings, Verizon filings, New Street Research and Cooper Investors analysis.

Based on our analysis, the fair transaction value for Verizon to acquire Frontier is approximately 57% to 94% above the current Offer Price

	Low	High
Frontier Standalone Value ($)	47.88	62.18
Frontier Synergy share ($)	12.37	12.37
Fair Transaction Value ($)[26]	**60.26**	**74.56**
vs. $38.50 Offer Price	57%	94%

Given the foregoing, we reiterate our strong opposition to the Proposed Transaction at $38.50 per share and intend to vote our shares against its approval. We strongly urge our fellow Frontier stockholders to take the preceding analysis into consideration and vote against the Proposed Transaction as well.

Cooper Investors stands ready to discuss this important matter further with the Board and looks forward to receiving a prompt response.

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[25] Identified cost synergies – Assumes three years to achieve, capitalized at Verizon's current EV/EBITDA multiple of 7x, and then discounting to 2026 using a rate of 15%.

Revenue/Churn synergies – New Street Research estimates of Revenue and Churn synergies totalling $481 million per year; Cooper Investors de-risks this estimate by (a) reducing this estimate by 50%, (b) assuming three years to achieve (c) capitalizing this at a multiple of 5x and then discounting to 2026 using a rate of 15%.

Additional Copper Upgrades – Using the difference between 2033 EBITDA for the Illustrated Unconstrained Capital Case and Standalone Case as provided in the Merger Proxy of $1.1 billion, capitalizing at 7x, deducting the estimated additional cumulative cash outflows to 2033 of $2.9 billion and then discounting to 2026 using a rate of 15%.

Debt re-financing – Assumes re-financing takes place in first year; value calculated as difference in net present value between Frontier and Verizon's cost of debt. Weighted Average Life of Debt of 5 years.

Tax Assets – Assumes Frontier's tax assets are utilized over three years at maximum of $334 million per year, or 3.42% of the equity value of the Proposed Transaction, discounted to 2026 using rate of 15%.

Cost to achieve – Cooper Investors estimate. Assumes all costs paid in first year post close of Proposed Transaction.

[26] Rounded to nearest $0.01.

Sincerely,





Geoffrey Di Felice

Co-Portfolio Manager Global Equities

Cooper Investors Pty Ltd

Marcus Guzzardi

Co-Portfolio Manager Global Equities

Cooper Investors Pty Ltd

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. DO NOT SEND US YOUR PROXY CARD. COOPER INVESTORS IS NOT ASKING FOR YOUR PROXY CARD AND WILL NOT ACCEPT PROXY CARDS IF SENT. COOPER INVESTORS IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

Appendix

Frontier Q1 2023 Earnings Presentation





Fiber build expected to release significant EBITDA
2020-2022 Fiber Metrics
Fiber passings: 1.9M
Direct build capex: $1.6B1
Average age: 13 months
Penetration: 18%
Trailing 12 months EBITDA: $10M
Trailing 12 Months
EBITDA from 2020-2022 Fiber Build
$10M
Penetration 18%
'20-'22 EBITDA / Passing $6
Expected at 24 Months
EBITDA from 2020-2022 Fiber Build
~$230M
Penetration 33%
'20-'22 EBITDA / Passing ~$120
Expected at Maturity
EBITDA from 2020-2022 Fiber Build
~$680M
Penetration 45%
'20-'22 EBITDA / Passing ~$350
1. Direct capital expenditures related to fiber expansion, new subdivisions, and new multi-dwelling units of locations which have opened for sale.
© Frontier Communications.
6
FRONTIER

Frontier Definitive Merger Proxy

Standalone Case

	Fiscal Year ending December 31,									
($ millions)	'24E	'25E	'26E	'27E	'28E	'29E	'30E	'31E	'32E	'33E
Revenue	5,876	5,967	6,185	6,390	6,576	6,774	6,971	7,173	7,369	7,585
Adjusted EBITDA (pre-SBC)(1)	2,250	2,393	2,637	2,988	3,283	3,514	3,735	3,955	4,158	4,382
Capital Expenditures	3,190	3,185	3,080	1,937	1,612	1,538	1,520	1,511	1,510	1,498
Unlevered Free Cash Flow(2)(3)	(812)	(661)	(536)	945	1,539	1,844	2,051	2,279	2,483	2,717

(1) "Adjusted EBITDA (pre-SBC)" is defined as adjusted earnings before interest, taxes, depreciation and amortization and stock-based compensation. Adjusted EBITDA (pre-SBC) is a non-GAAP financial measure and should not be considered as an alternative to net income or operating income as a measure of operating performance or cash flows or as a measure of liquidity.

(2) "Unlevered Free Cash Flow" is defined as Adjusted EBITDA (pre-SBC), less capital expenditures, less pensions and other postemployment benefits expenses and contributions, less cash taxes (after giving effect to the application of the Company's NOLs), plus capitalized interest, plus interest income and less restructuring costs and certain other cash flow items, including changes in net working capital.

(3) At the direction of the Company's management, for purposes of performing their respective discounted cash flow analyses, the Company's and the Strategic Review Committee's respective financial advisors made adjustments to the Unlevered Free Cash Flow presented in the Standalone Case. These adjustments consisted of (i) the exclusion of certain line items included in the Unlevered Free Cash Flow presented in the Standalone Case: adding back cash taxes (after giving effect to the application of the Company's NOLs) and deducting capitalized interest and interest income and (ii) the incremental inclusion of certain additional line items: deducting stock-based compensation expense, unlevered cash taxes (not reflecting the application of the Company's NOLs, which were valued separately as described below) and cash taxes paid on behalf of employees for shares withheld. This resulted in the following calculations of Unlevered Free Cash Flow being utilized by such financial advisors for purposes of their respective discounted cash flow analyses: $(1,206) for '24E (of which $(464) applies to the second half of '24E), $(978) for '25E, $(869) '26E, $564 for '27E, $1,097 for '28E, $1,331 for '29E, $1,503 for '30E, $1,668 for '31E, $1,816 for '32E and $1,990 for '33E. Each of PJT Partners and Barclays performed separate analyses of the NOL forecasts for purposes of their respective discounted cash flow analyses, as described in more detail below in the sections entitled "—*Opinion of the Financial Advisors of the Company and the Strategic Review Committee—Opinion of PJT Partners LP*" and "*Opinion of the Financial Advisors of the Company and the Strategic Review Committee—Opinion of Barclays Capital Inc.*"

Illustrative Unconstrained Capital Case

($ millions)	Fiscal Year ending December 31,									
	‘24E	‘25E	‘26E	‘27E	‘28E	‘29E	‘30E	‘31E	‘32E	‘33E
Revenue	5,876	5,967	6,218	6,600	7,113	7,608	8,042	8,441	8,798	9,145
Adjusted EBITDA (pre-SBC)(1)	2,250	2,378	2,565	2,902	3,413	3,925	4,378	4,779	5,136	5,486
Capital Expenditures	3,190	3,185	3,877	4,385	3,512	2,157	1,899	1,809	1,678	1,627

(1) “Adjusted EBITDA (pre-SBC)” is defined as adjusted earnings before interest, taxes, depreciation and amortization and stock-based compensation. Adjusted EBITDA (pre-SBC) is a non-GAAP financial measure and should not be considered as an alternative to net income or operating income as a measure of operating performance or cash flows or as a measure of liquidity.

Frontier Form DEFA14A filed September 6, 2024


What does it look like to come together?
Verizon
Frontier
verizon + FRONTIER = 25M fiber passings in 31 states + D.C.
About Frontier
Planned fiber footprint of
10M
homes by 2026 up from > 7M today
Frontier’s NPS is
6x
higher than the closest cable competitor(1)
Verizon stores throughout Frontier territory
2.2M
fiber subscribers over 25 states(2)
50%+
of revenue and 65% of EBITDA from fiber(2)
Fios experience:
Immediate integration post-close with Verizon’s best-in-class offering
Note: figures in millions
Source: (1) Frontier second quarter 2024 results press release (2) Frontier second quarter 2024 results investor presentation
7

Precedent Fiber Transactions

Buyer	Target	Transaction Date	Transaction Value	EV / EBITDA
Verizon	Frontier	04/09/24	$20,375	9.3x
T-Mobile / KKR	Metronet	7/24/24	$11,142	26.6x
T-Mobile / EQT	Lumos	4/25/24	$1,500	25.0x
Digital Bridge / Crestview	WOW!	03/05/24	$1,290	4.7x
Shentel	Horizon	10/25/23	$385	20.3x
Searchlight / BCI	Consolidated Com	10/16/23	$3,100	9.6x
Apollo	Brightspeed	08/03/24	$7,500	5.5x
KKR / Oak Hill	MetroNet	4/21/21	$3,000	21.4x
Zayo	IFN	03/03/21	N/A	22.0x
SDC Capital Partners	ALLO Communica	05/10/20	$600	23.0x
Wren House Infrastructure	i3 Broadband	9/14/20	$270	18.4x
Morgan Stanley Infrastrcuture Partners	Lightpath	7/28/20	$3,200	14.6x
GI Partners	Bluestream Fiber	06/02/20	$425	21.0x
Segra	NorthState	5/19/20	$240	7.5x
Macquarie Infrastructure Partners	Cincinnati Bell	3/13/20	$2,900	8.0x
Grain Management	Summit Broadband	8/19/19	$302	15.1x
EQT	Zayo	08/05/19	$14,644	12.5x
Macquarie Infrastructure Partners	Bluebird Network	1/15/19	$319	15.2x
Cable One	Clearwave	11/12/18	$360	18.0x
Fusion	Fusion Telecommu	4/17/17	$739	4.9x
Crown Castle	Lightower	7/18/17	$7,100	13.7x
Crown Castle	Wilcon	4/17/17	$600	20.0x
Uniti Fiber	Southern Light	04/10/17	$788	15.5x
MTN Infrastructure	Lumos Networks (	2/20/17	$865	10.7x
Crown Castle	FiberNet	01/11/16	$1,500	15.8x
CenturyLink	Level 3	10/31/16	$27,983	10.2x
Crown Castle	Sunesys	4/30/15	$1,000	16.7x
Level 3	TW Telecom	6/16/14	$7,433	14.2x
Zayo	AboveNet	3/19/12	$2,210	9.3x
Average				**14.8x**

Source: New Street Research

Frontier FY2023 10-K

These record fiber broadband net additions resulted in rising fiber broadband customer penetration across our footprint.

- o In our base fiber footprint, which consists of the 3.2 million locations that we passed with fiber at the end of 2019, penetration increased to 44.5% at the end of 2023, up from 43.2% at the end of 2022.

Our federal net operating loss carryforward as of December 31, 2023, is estimated at $1.3 billion gross (tax effected $272 million). Some of the federal loss carryforward will begin to expire between 2036 and 2037, with $956 million gross (tax effected $201 million) carrying forward indefinitely, unless otherwise used.

Our state tax operating loss carryforward as of December 31, 2023, is estimated at $3.45 billion. A portion of our state loss carryforward will continue to expire annually through 2042, unless otherwise used.

Frontier FY2024 Q2 10-Q

Our strategy focuses on four strategic priorities: fiber deployment, fiber penetration, improving the customer experience, and operational efficiency. We accomplished the following objectives in the second quarter of 2024:

- We added approximately 388,000 fiber passings. As of June 30, 2024, we had approximately 7.2 million total locations passed with fiber.
- We added a record 92,000 fiber broadband customer net additions, resulting in fiber broadband customer growth of 19% as compared to the prior year period. In our Base Fiber Network of 3.2 million locations, we reached broadband penetration of 45.3%.